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Exhibit 11.1

ALLEGIANCE TELECOM, INC.

COMPUTATION OF PER SHARE LOSS

THREE MONTHS ENDED SEPTEMBER 30, 2002

	Number of Shares	Percent Outstanding	Equivalent Shares
Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	100.00%	10,703,109
Cash in Lieu of Stock Split	(577)	100.00%	(577)
Treasury Shares	(327,495)	100.00%	(327,495)
Warrants Exercised	768,021	99.84%	766,784
Stock Options Exercised	1,362,257	100.00%	1,362,257
Employee Stock Discount Purchase Plan Shares Issued	2,319,736	99.48%	2,307,692
Common Stock Issued for Business Acquisitions	5,558,747	100.00%	5,558,747
Restricted Shares Issued to Employees	1,226,768	22.29%	273,463

WEIGHTED AVERAGE SHARES OUTSTANDING			117,197,411
NET LOSS APPLICABLE TO COMMON STOCK			$(113,110,000)

NET LOSS PER SHARE, BASIC AND DILUTED			$(0.97)

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  Exhibit 11.1
ALLEGIANCE TELECOM, INC. COMPUTATION OF PER SHARE LOSS THREE MONTHS ENDED SEPTEMBER 30, 2002